July 2, 2024

Cory Sindelar
Chief Financial Officer
Calix, Inc.
2777 Orchard Parkway
San Jose, California 95134

       Re: Calix, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 8-K filed April 22, 2024
           File No. 001-34674
Dear Cory Sindelar:

       We have reviewed your June 17, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2024 letter.

Form 8-K filed April 22, 2024
Exhibit 99.2, page 15

1. We note your response to prior comment 1. As the write-off of inventory and accrued liabilities related to excess components at suppliers related to your legacy product set appears to be a normal, recurring operating expense, please remove the non-GAAP adjustment for Inventory and component liability charges. Refer to Question 100.01 of the
       Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
       GAAP Financial Measures.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
 July 2, 2024
Page 2

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